


Rochester
MEDICAL

introducing a new era in

INFECTION CONTROL

2004 ANNUAL REPORT


PROCESSED
DEC 2 7 2004
FINANCIAL

Rochester Medical's Infection Control Technology

Rochester Medical Corporation is the only developer and supplier of drug-eluting Foley Catheters and drug-eluting Intermittent Catheters. Like drug-eluting stents these devices provide site specific delivery of an antimicrobial agent, in this case nitrofurazone, to the point of need. The catheters have proven sustained release of the drug for the duration of catheterization and have demonstrated significantly reduced bacterial infection rates in Foley patients.

For this patented technology, Rochester Medical was the Recipient of the 2003 Frost and Sullivan Product Innovation Award for the U.S. Antimicrobial Catheter Market.

Rochester Medical's Antibacterial Catheters are made of soft silicone to help minimize urethral irritation and avoid issues that may be associated with latex or plastics.

Our Mission






20X

Our mission is to become the *leading developer* and *worldwide marketer* of innovative continence care products of *highest quality and value.*


Allen-Bradley
ROCHESTER MEDICAL CORP.
POWER RESET
POWER ON
EMERGENCY STOP
NE
CUSTOM CONTROL SYSTEMS
AUTOMATION
A DIVISION OF NORMANS ELECTRIC SERVICE INC.

Dear Shareholders:

On behalf of our employees and shareholders, I am extremely proud of the proprietary technology and advanced products that Rochester Medical Corporation brings to the global marketplace. In particular, our infection control technology continues to be unparalleled. I think it is fair to say that over the last few years our Company has introduced more advanced and innovative Urinary Catheters and Incontinence Devices than have all our competitors combined. We are known throughout the industry for these advancements, and they are gaining increased recognition and acceptance from both clinicians and patients who are learning of the substantial benefits our products provide.

Your continuing support is deeply appreciated. We at Rochester Medical wholeheartedly believe we are on course, and that our mission is, indeed... Mission Possible.

In the coming months the market momentum driven by our technology will be boosted with the introduction of some exciting new products. We have reason to believe these new additions to Rochester Medical's product offering will be well received by our current and future customers.

We continue our efforts to increase sales under our own Rochester Medical Brand as well as under private label arrangements with both our current distributors and potential new strategic partners.

The Corporate Mission Statement on the previous page simply and plainly states our constant and overriding objective. We believe we now fulfill two requirements of our mission: **(1)** to become the *leading developer* and **(2)** to provide the *highest quality and value*. It now remains our dedicated task to become the *leading worldwide marketer*.

Your continuing support is deeply appreciated. We at Rochester Medical wholeheartedly believe we are on course, and that our mission is, indeed... Mission Possible.

Sincerely,
Anthony J. Conway, *President & CEO*

Rochester Medical
Infection Control
milestones

- **1990 – 1995** • Original research & development of the Anti-Infection Catheters
- **September 1993** • Study published showing in vitro activity of Rochester Medical's catheter technology against a broad spectrum of bacterial species
- **January 1996** • US Patent granted for the antibacterial catheter technology
- **1996 – 1997** • Clinical study conducted at University of Wisconsin showing efficacy of Rochester Medical's Release-NF® Foley Catheter
- **January 1998** • 510K approval for Release-NF®
- **May 1998** • Commercialization of Release-NF®
- **December 1999** • Study published showing superior activity of Release-NF® against multi-drug resistant bacteria
- **March 1999** • European patent granted for Rochester Medical's antibacterial catheter technology
- **March 2000** • Johns Hopkins study showing efficacy of Release-NF® in burn patients
- **July 2000** • 510K approval for Rochester Medical's Antibacterial Intermittent Personal Catheter®
- **March 2001** • Commercialization of Antibacterial Personal Catheter®
- **June 2002** • Strategic agreement signed for marketing & distribution of Release-NF® around the globe
- **June 2004** • 510K approval for Rochester Medical's Antibacterial Hydrophilic Personal Catheter®
- **October 2004** • Commercialization of Antibacterial Hydrophilic Personal Catheter®



The Seriousness of Infection

Catheter-Associated Urinary Tract Infections (CAUTI) can make a sick patient sicker. CAUTI is a major healthcare problem. It is the single most common hospital-acquired infection, and is the second leading cause of potentially deadly bloodstream infections.

"Urinary tract infections that occur in catheterized patients have the potential to be very dangerous. With the help of Rochester Medical's new technologies, these infections *can often be prevented.*"

REBECCA BUSS, Associate Product Manager


One out of every four hospitalized patients are catheterized with a Foley Catheter. Ordinary Foley Catheters are the single leading cause of urinary tract infections in hospital patients.

Bacterial Infections

during the first 7 days of catheterization


2
9
10
11
11
11
11
1
1
2
2
4
4
day 1
day 2
day 3
day 4
day 5
day 6
day 7

All Silicone Foley

Rochester Medical's Release-NF®

90 thousand

U.S. deaths per year are caused by hospital-acquired infections.

2 *out of every* 5... nosocomial infections in the United States start in the urinary tract. Hospital-acquired infections are the fourth leading cause of mortality after heart disease, cancer, and stroke.


40%

of all hospital-acquired infections are

Urinary Tract Infections

related to urinary catheterizations.



Rochester Medical's Solution

In clinical trials, the antibacterial agent Nitrofurazone has been found to be highly effective against a broad spectrum of both gram-positive & gram-negative bacteria.

Our catheters have the broad spectrum antibacterial compound Nitrofurazone matrixed directly into the silicone structure of the catheter. Once placed in the urethral tract, the drug elutes for up to 30 days, preventing bacteria from colonizing the normally sterile urethral tract and bladder.

This technology is available with indwelling Foley Catheters as well as with the Company's Intermittent Personal Catheters®. The technology was awarded the 2003 Frost & Sullivan Product Innovation Award for the U.S. Antimicrobial Catheter Market.

Localized *Antibacterial* Protection

Susceptibility Rates

against multidrug-resistant CAUTI pathogens

CAUTI Pathogen	Susceptible	Multidrug-resistant
E coli	100%	100%
K pneumoniae	100%	100%
C freundii	100%	100%
S aureus	100%	100%
Coagulase-negative Staph	100%	100%
E faecium	100%	0%

Rochester Medical's Release-NF® *Foley Catheter showed excellent in vitro activity against multidrug-resistant CAUTI pathogens, including resistant strains of E coli & Staphylococcus aureus.*

"It's good to know that Rochester Medical's advanced *technology genuinely helps people* throughout the world."

JIM JECHE, Quality Control

Advanced Foley Catheters

Bacterial Infections

number of bacterial infections after 5 days

Catheter	Infections
Silicone Foley	12
Release-NF®	02

In a prospective clinical trial of 344 patients at a major Midwestern university hospital, Release NF® *Foley Catheter showed a 6 to10-fold reduction in bacterial CAUTI compared to a standard silicone foley.*



THE RELEASE-NF® FOLEY CATHETER

the first and only drug delivery Foley Catheter

The technologically advanced Release-NF® *Foley Catheter contains nitrofurazone in the silicone matrix in both the inside and outside surfaces of the catheter.*

Rochester Medical's patented Release-NF® urological catheters are the only drug-eluting urinary catheters in the world marketplace. Clinical studies have shown they dramatically reduce bacterial Urinary Tract Infections that occur in catheterized patients.

These catheters have the broad spectrum antibacterial compound Nitrofurazone matrixed directly into the silicone structure of the catheter. Once placed in the urethral tract, the drug elutes for up to 30 days, preventing bacteria from colonizing the normally sterile urethral tract and bladder.

"We're very proud to bring these new technologies to the world market."

TANYA JOHNSON, Customer Service

Advanced Personal Catheters

Antibacterial Personal Catheter®

the difference is antibacterial protection



Rochester Medical estimates the combined size of the U.S. and European Intermittent Catheter Market to be approximately 190 million U.S. dollars annually.

The Antibacterial Personal Catheter® features a unique silicone composition that provides an antibacterial agent matrixed into the catheter's outer layer. The Antibacterial Personal Catheter® is the ideal product for the patient who is at risk from the typical complications associated with intermittent catheterization such as urethral trauma and urinary tract infections.

The unique silicone construction provides enough firmness for comfortable, easy insertion while minimizing the trauma to urethral tissues that can occur with stiffer catheters. It also eliminates the potential for allergen, toxin or disposal concerns commonly associated with latex and PVC catheters.











More advanced

More convenient

More to life

ANTIBACTERIAL HYDROPHILIC CATHETER®

two remarkable innovations – one exclusive catheter

One Intermittent catheter now combines the delivery of an antibacterial agent with the virtually friction-free surface of a hydrophilic coating. The catheter comes with it's own sterile water, so everything needed is in one convenient package.



Executive Staff

ROW 1	Anthony Conway — *Chief Executive Officer, President* Lonnie Boe — *Executive Secretary to CEO*
ROW 2	Marty Sholtis —*Corporate Vice President* Dara Lynn Horner – *Vice President, Marketing* Philip J. Conway – *Vice President, Production Technology*
ROW 3	Rob Anglin – *Director of Quality & Regulatory* Elsa Maas – *Director of Human Resources* Dave Jonas — *Chief Financial Officer*
ADDTL.	Todd Cianfrocca (not pictured) – *National Sales Director* Mark Foote (not pictured) – *Director of International Sales*

Board of Directors



L-TO-R

Darnell L. Boehm
Principal & Director of Darnell L. Boehm & Associates

Benson F. Smith — *Author & Lecturer for the Gallup organization, Chairman of the Board of the National Association for Continence*

Roger R. Schnobrich
Principal of Waynorth Ltd.

Anthony J. Conway
Chairman of the Board, Chief Executive Officer, President, Founder

Peter R. Conway (not pictured)
Chief Executive Officer of Halcon Corporation



We Are Proud...

to announce that Rochester Medical was the recipient of the 2004 Deloitte Technology Fast 50 award. Deloitte's Fast 50 is made up of the fastest growing Minnesota-based technology companies.

Notes



FINANCIAL INFORMATION

The following pages contain selected financial information from the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2004. The entire Form 10-K is available to any shareholder upon request, at no charge, from:

Investor Relations
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976
Telephone: (507) 533-9600
Fax: (507) 533-9725

The selected data begins with certain matters included under Item 5 from the Form 10-K. The selected data includes the following:

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Common Stock is quoted on the Nasdaq National Market under the symbol ROCM. The following table sets forth, for the periods indicated, the range of high and low last sale prices for the Common Stock as reported by the Nasdaq National Market.

	High	Low
Fiscal 2003		
First Quarter	$ 8.70	$ 5.94
Second Quarter	11.00	7.90
Third Quarter	12.30	9.90
Fourth Quarter	11.84	10.06
Fiscal 2004		
First Quarter	$12.58	$ 8.85
Second Quarter	10.42	9.13
Third Quarter	10.00	7.64
Fourth Quarter	9.76	7.90

Holders

As of December 8, 2004, the Company had 151 shareholders of record. Such number of record holders does not reflect shareholders who beneficially own Common Stock in nominee or street name.

Dividends

The Company has paid no cash dividends on its Common Stock, and it does not intend to pay cash dividends on its Common Stock in the future.

Item 6. Selected Financial Data

The following selected financial data of the Company as of September 30, 2004 and 2003 and for the three fiscal years ended September 30, 2004, 2003 and 2002 are derived from, and should be read together with, the financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere in this Form 10-K. The following selected financial data as of September 30, 2002, 2001 and 2000 and for the fiscal years ended September 30, 2001 and 2000 are derived from audited financial statements not included herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-K.

	Fiscal Years Ended September 30,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Statements of Operations Data:					
Net sales	$15,011	$14,655	$11,076	$ 8,302	$ 7,860
Cost of sales	9,615	9,574	7,888	6,304	6,151
Gross profit	5,396	5,081	3,188	1,998	1,709
Operating expenses:					
Marketing and selling	2,176	2,225	2,196	2,545	4,589
Research and development	706	875	835	1,062	1,008
General and administrative	1,857	1,809	1,763	1,730	2,238
Total operating expenses	4,739	4,909	4,794	5,337	7,835
Income (Loss) from operations	657	172	(1,606)	(3,339)	(6,126)
Interest income, net	90	158	212	384	595
Net income (Loss)	$ 747	$ 330	$(1,394)	$(2,995)	$(5,531)
Net income (Loss) per common share — basic	$ .14	$ .06	$ (.26)	$ (.55)	$ (1.04)
Net income (Loss) per common share — diluted	$ .13	$ .06	$ (.26)	$ (.55)	$ (1.04)
Weighted average number of common shares outstanding — basic	5,434	5,380	5,329	5,339	5,341
Weighted average number of common shares outstanding — diluted	5,687	5,654	5,329	5,339	5,341

	As of September 30,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 5,872	$ 5,966	$ 4,464	$ 5,748	$ 8,859
Working capital	11,119	10,398	8,523	8,319	10,329
Total assets	21,384	21,125	19,636	19,659	23,254
Long-term debt and leases	172	267	—	—	—
Accumulated deficit	(22,979)	(23,726)	(24,056)	(22,661)	(19,706)
Total shareholders' equity	$ 18,888	$ 18,142	$ 17,144	$ 18,455	$ 21,573

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements other than historical information contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by the use of terminology such as "may," "will," "expect," "anticipate," "predict," "intend," "designed," "estimate," "should" or "continue" or the negatives thereof or other variations thereon or comparable terminology. The forward-looking statements involve known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" below. Readers are cautioned not to place undue reliance on the forward-looking statements, which reflect management's opinion only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revisions to these forward-looking statements.

Overview

Rochester Medical Corporation develops, manufactures and markets a broad line of innovative, technologically enhanced latex-free and PVC free urinary continence and urine drainage care products for the extended care and acute care markets. The Company's products are comprised of its base products, which include its male external catheters and standard silicone Foley catheters, and its advanced products, which include its intermittent catheters, its anti-infection Foley catheters and its *FemSoft Insert*. The Company markets its products under its *Rochester Medical®* brand, and also supplies its products to several large medical product companies for sale under brands owned by these companies, which are referred to as private label sales. The Company sells its products both in the domestic market and internationally.

Application of Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that the Company make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates these estimates and judgments. The Company bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of the Company's financial statements.

Inventories

Inventories are valued at the lower of cost, determined using the first-in, first-out ("FIFO") method, or the current estimated market value of the inventory. The Company's policy is to establish an excess and obsolete reserve for its products in excess of the expected demand for such products. At September 30, 2004, this reserve was $100,000, which was equal to the amount of the reserve at September 30, 2003. If actual future demand or market conditions differ from those projected by the Company, additional inventory valuation adjustments may be required. These valuation adjustments would be included in cost of goods sold.

The Company maintains an allowance for doubtful accounts, which is calculated by a combination of specific account identification as well as percentages of past due balances. At September 30, 2004, this allowance was $73,445 compared to $69,948 at September 30, 2003. If actual future demand or market conditions differ from those projected by the Company, additional receivables valuation adjustments may be required.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment when title transfers to customers. Amounts received for upfront license fees under multiple-element supply and distribution arrangements are deferred and recognized over the period of supply, if such arrangements require the Company's on-going services or performance.

Income Taxes

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient taxable income in the United States, based on estimates and assumptions. The Company records a valuation allowance to reduce the carrying value of its net deferred tax asset to the amount that is more likely than not to be realized. For the year ended September 30, 2004, the Company recorded a $8.9 million valuation allowance related to its net deferred tax assets of $8.9 million. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination is made. On a quarterly basis, the Company evaluates the realizability of its deferred tax assets and assesses the requirements for a valuation allowance.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the statements of operations of the Company expressed as a percentage of net sales:

	Fiscal Years Ended September 30,		
	2004	2003	2002
Total net sales	100%	100%	100%
Cost of sales	64	65	71
Gross margin	36	35	29
Operating expenses:			
Marketing and selling	15	15	20
Research and development	5	6	8
General and administrative	12	13	16
Total operating expenses	32	34	44
Income (loss) from operations	4	1	(15)
Interest income, net	1	1	2
Net income (loss)	5%	2%	(13)%

The following table sets forth, for the periods indicated, net sales information by product category (base products and advanced products), marketing method (private label and Rochester Medical branded sales) and distribution channel (domestic and international markets) (all dollar amounts below are in thousands):

	Fiscal Years Ended September 30,								
	2004			2003			2002		
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Private label sales:									
Base products	$3,660	$3,900	$ 7,560	$4,136	$4,074	$ 8,210	$3,271	$2,835	$ 6,106
Advanced products	725	154	879	—	135	135	85	25	110
Total private label sales	$4,385	$4,054	$ 8,439	$4,136	$4,209	$ 8,345	$3,356	$2,860	$ 6,216
Branded sales:									
Base products	$3,027	$2,618	$ 5,645	$2,910	$2,695	$ 5,605	$2,596	$2,052	$ 4,648
Advanced products	575	352	927	417	289	705	198	13	211
Total branded sales	$3,602	$2,970	$ 6,572	$3,327	$2,984	$ 6,310	$2,794	$2,065	$ 4,859
Total net sales	$7,987	$7,024	$15,011	$7,463	$7,193	$ 14,655	$6,150	$4,925	$11,075

Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003

Net Sales. Net sales increased 2.4% to $15.0 million in fiscal 2004 from $14.7 million in the prior fiscal year, which sales primarily were comprised of the Company's base products, including male external catheters and standard Foley catheters. The increase in net sales primarily was attributable to an increase in net sales of advanced products, offset by a decrease in net sales of base products, particularly to private label customers. This decrease in private label sales primarily was attributable to an unanticipated overstocking by our customers during a rapid, initial conversion of the European market from latex male external catheters to silicone male external catheters, as well as in part from changes in inventory management practice at some of the Company's major accounts.

Gross Margin. The Company's gross margin was 36% in fiscal 2004 compared to 35% in the prior fiscal year. The Company's increase in gross margin in fiscal 2004 was due to increased utilization of production capacity and increased efficiencies in manufacturing.

Marketing and Selling. Marketing and selling expense was relatively flat in fiscal 2004 as compared to fiscal 2003, with marketing and selling expense of approximately $2.2 million in each of fiscal 2004 and fiscal 2003. Marketing and selling expense as a percentage of net sales for fiscal 2004 and fiscal 2003 was 15%. The decrease in marketing and selling expense as a percentage of net sales primarily reflects the growth in net sales, while expenditures relating to the Company's sales force, marketing team and network of distributor relationships have remained at relatively constant levels.

Research and Development. Research and development expense decreased 19% to $0.7 million in fiscal 2004 from $0.9 million in the prior fiscal year. The decrease in research and development expense primarily reflects a decrease in clinical costs, development costs associated with the Company's advanced intermittent products and bonus compensation to executive officers. Research and development expense as a percentage of net sales for fiscal 2004 and fiscal 2003 was 5% and 6%, respectively. The decrease in research and development expense as a percentage of net sales primarily reflects the Company's growth in net sales as well as the factors described earlier in this paragraph.

General and Administrative. General and administrative expense increased 3% to $1.9 million in fiscal 2004 from $1.8 million in the prior fiscal year. The increase in general and administrative expense primarily reflects increased costs associated with being a public company, including legal, audit and shareowner services. General and administrative expense as a percentage of net sales for fiscal 2004 and fiscal 2003 was 12% and 13%, respectively.

Interest Income, Net. Interest income, net, decreased 43% to $90,000 in fiscal 2004 from $158,000 in the prior fiscal year. The decrease in net interest income primarily reflects generally lower interest rates in fiscal 2004, as well as interest expense relating to debt incurred by the Company in purchasing real property in fiscal 2003.

Income Taxes. The Company has a history of pre-tax losses and had not generated taxable income since inception until fiscal 2003. While the Company had pre-tax income in fiscal 2004 and 2003, the Company utilized a portion of its net operating loss carryforward and therefore, no federal income taxes are due for fiscal 2004 or fiscal 2003.

As of September 30, 2004, the Company has $23.5 million of federal net operating loss carryforwards available to offset future taxable income which begin to expire in 2005. The expiration by year for the upcoming five fiscal years and thereafter are as follows: 2004: 0; 2005: 0; 2006: 0; 2007: $572,000; 2008: $892,000; 2009: $1,086,000; and thereafter, $21.0 million. In addition, under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Future use of the Company's net operating loss carryforwards may be restricted due to changes in ownership or from future tax legislation.

The Company has established a valuation allowance against the entire amount of its deferred tax asset because it has not been able to conclude that it is more likely than not that it will be able to realize the deferred tax asset, due primarily to its history of operating losses.

Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002

Net Sales. Net sales increased 32.3% to $14.7 million in fiscal 2003 from $11.1 million in the prior fiscal year, which sales primarily were comprised of the Company's male external catheters, Foley catheters and intermittent catheters. Domestic sales increased 22% compared to the prior fiscal year, with growth of 19% in *Rochester Medical* brand product sales and growth of 23% in sales to domestic private label customers. International sales increased 46% in fiscal 2003 compared to the prior fiscal year, primarily due to growth in European markets, with international growth of 38% in *Rochester Medical* brand product sales and international growth of 52% in sales to international private label customers. The Company believes that its sales growth in part has been attributable to an increasing preference in the marketplace for silicone versus latex products.

The Company believes that sales growth in fiscal 2003 was in large part attributable to an increase in net sales to five significant customers of the Company who collectively accounted for approximately 44% of total net sales in fiscal 2003. In fiscal 2003, sales to Mentor represented 14% of net sales, sales to Hollister represented 13% of net sales, and sales to two subsidiaries of Mentor, Porges and Mentor Medical (formerly Sims Portex), represented 6% and 5% of net sales, respectively. The Company anticipates that sales growth may not continue to be as robust in the first half of fiscal 2004 as in fiscal 2003, based in part upon the outlook of the Company's top customers regarding their anticipated purchases in fiscal 2004.

Gross Margin. The Company's gross margin was 35% in fiscal 2003 compared to 29% in the prior fiscal year. The Company's increase in gross margin in fiscal 2003 was due to increased utilization of production capacity and increased efficiencies in manufacturing.

Marketing and Selling. Marketing and selling expense was relatively flat in fiscal 2003 as compared to fiscal 2002, with marketing and selling expense of approximately $2.2 million in each of fiscal 2003 and fiscal 2002. Marketing and selling expense as a percentage of net sales for fiscal 2003 and fiscal 2002 was 15% and 20%, respectively. The decrease in marketing and selling expense as a percentage of net sales primarily reflects the growth in net sales, while expenditures relating to the Company's sales force, marketing team and network of distributor relationships have remained at relatively constant levels.

Research and Development. Research and development expense increased 5% to $0.9 million in fiscal 2003 from $0.8 million in the prior fiscal year. The increase in research and development expense primarily reflects an increase in compensation. Research and development expense as a percentage of net sales for fiscal 2003 and fiscal 2002 was 6% and 8%, respectively. The decrease in research and development expense as a percentage of net sales primarily reflects the Company's growth in net sales.

General and Administrative. General and administrative expense was relatively flat in fiscal 2003 as compared to fiscal 2002, with general and administrative expense of approximately $1.8 million in each of fiscal 2003 and fiscal 2002. General and administrative expense as a percentage of net sales for fiscal 2003 and fiscal 2002 was 13% and 16%, respectively. The decrease in general and administrative expense as a percentage of net sales primarily reflects the growth in net sales, while general and administrative expenses have remained at relatively constant levels.

Interest Income. Interest income decreased 26% to $158,000 in fiscal 2003 from $212,000 in the prior fiscal year. The decrease in interest income primarily reflects generally lower interest rates in fiscal 2003.

Income Taxes. The Company has a history of pre-tax losses and had not generated taxable income since inception until fiscal 2003. While the Company had pre-tax income in fiscal 2003, the Company utilized a portion of its net operating loss carryforward and therefore, no federal income taxes are due for fiscal 2003.

As of September 30, 2003, the Company had $24 million of federal net operating loss carryforwards available to offset future taxable income which begin to expire in 2005. The expiration by year for the upcoming five fiscal years and thereafter are as follows: 2004: $0; 2005: $159,000; 2006: $148,000; 2007: $1,168,000; 2008: $892,000; and thereafter: $21.6 million. In addition, under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Future use of the Company's net operating loss carryforwards may be restricted due to changes in ownership or from future tax legislation.

The Company has established a valuation allowance against the entire amount of its deferred tax asset because it has not been able to conclude that it is more likely than not that it will be able to realize the deferred tax asset, due primarily to its history of operating losses.

Liquidity and Capital Resources

The Company has financed its operations primarily through public offerings and private placements of its equity securities, and has raised approximately $40.7 million in net proceeds since its inception.

The Company's cash, cash equivalents and marketable securities were $5.9 million at September 30, 2004 compared with $6.0 million at September 30, 2003.

The Company generated a net $1,072,000 of cash in operating activities during the year. Investing activities, primarily capital expenditures and the purchase of marketable securities, used net cash of $2,202,000 in fiscal 2004.

In fiscal 2002, the Company entered into an agreement with Coloplast granting Coloplast exclusive marketing and distribution rights with respect to the Company's *Release-NF* Foley catheters in certain geographic areas. Coloplast paid the Company $1,000,000 for these exclusive rights. In addition, during the fiscal quarter ended September 30, 2003, the Company entered into an agreement granting to another distributor exclusive marketing and distribution rights in certain geographic areas with respect to the Company's hydrophilic intermittent catheters in exchange for a cash payment of $200,000. In accordance with generally accepted accounting principles, the Company is recognizing these amounts over the terms of the respective agreements.

During the fiscal quarter ended March 31, 2003, the Company entered into a $1,000,000 revolving line of credit with U.S. Bank National Association. The Company did not have any borrowings outstanding at any time during the fiscal year ended September 30, 2004. The agreement calls for a variable interest rate that is equal to 1% plus the one-month LIBOR rate. The agreement runs through March 31, 2005.

During fiscal 2004, the Company's working capital position, excluding cash and marketable securities, increased by $815,000. Accounts receivable balances increased 7% or $177,000 during the fiscal year primarily as a result of one past due private label account. Inventories as of September 30, 2004 increased 11% primarily as a result of the expanded product line in the Company's intermittent catheters. Other current assets were relatively flat as compared to the prior fiscal year. Current liabilities decreased 13%, or $235,000, during the year, primarily as a result of a decrease in the accrual of executive bonus compensation. Changes in other asset and liability balances related to timing of expense recognition.

In December 1999, the Board of Directors authorized a stock repurchase program. Up to one million shares of the Company's outstanding common stock may be repurchased under the program. Purchases may be made from time to time at prevailing prices in the open market and through other customary means. No time limit has been placed on the duration of the stock repurchase program and it may be conducted over an extended period of time as business and market conditions warrant. The Company also may discontinue the stock repurchase program at any time. The repurchased shares will be available for reissuance pursuant to employee stock option plans and for other corporate purposes. The Company intends to fund such repurchases with currently available funds. During fiscal 2004, the Company did not repurchase any shares of common stock.

The following table summarizes the Company's contractual cash commitments as of September 30, 2004:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long Term Debt, including interest	$ 116,280	$ 41,140	$ 75,140	$ —	$—
Capital Lease Obligations	156,830	44,615	89,230	22,985	—
Purchase Obligations (general operating)	987,008	987,008	—	—	—
Purchase Obligations (warehouse expansion)	137,804	137,804	—	—	—
Total Contractual Cash Obligations	$1,397,922	$1,210,567	$164,370	$22,985	$—

The Company currently believes that its existing resources and anticipated cash flows from operations will be sufficient to satisfy its capital needs for the foreseeable future. However, the Company's actual liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of sales and marketing activities; the amount of revenues from sales of the Company's existing and new products; changes in, termination of, and the success of, existing and new distribution arrangements; the cost of maintaining, enforcing and defending patents and other intellectual property rights; competing technological and market developments; developments related to regulatory and third party reimbursement matters; the cost and progress of the Company's research and development efforts; and other factors. In the event that additional financing is needed, the Company may seek to raise additional funds through public or private financing, collaborative relationships or other arrangements. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve significant restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such financing, if required, will be available on terms satisfactory to the Company, if at all.

New Accounting Pronouncements

In March 2004, the FASB issued an exposure draft, "Share-Based Payments, an Amendment of FASB Statements No. 123 and 95," which may eliminate the ability to account for share-based compensation transactions using APB No. 25 and require companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments. In Octobr 2004, the FASB delayed the effective date of this proposed pronouncement until fiscal or interim periods beginning after June 15, 2005. The Company will continue to monitor the rules and statements released by the FASB in regard to how it accounts for stock-based employee compensation.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Rochester Medical Corporation

We have audited the accompanying balance sheets of Rochester Medical Corporation as of September 30, 2004 and 2003, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2004. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rochester Medical Corporation at September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
October 22, 2004

ROCHESTER MEDICAL CORPORATION
BALANCE SHEETS

	September 30, 2004	September 30, 2003
Assets:		
Current assets:		
Cash and cash equivalents	$ 620,441	$ 1,764,499
Marketable securities	5,251,763	4,201,736
Accounts receivable, less allowance for doubtful accounts ($73,445 — 2004; $69,948 — 2003)	2,631,188	2,454,310
Inventories, net	3,945,313	3,542,619
Prepaid expenses and other current assets	273,229	272,245
Total current assets	12,721,934	12,235,409
Property, plant and equipment:		
Land	365,951	365,951
Buildings	5,881,435	5,315,002
Equipment and fixtures	11,568,452	11,117,426
	17,815,838	16,798,379
Less accumulated depreciation	(9,373,411)	(8,134,717)
Total property, plant and equipment	8,442,427	8,663,662
Patents, less accumulated amortization ($906,698 — 2004; $850,315 — 2003)	219,296	225,597
Total assets	$21,383,657	$21,124,668
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accounts payable	$ 778,766	$ 507,580
Accrued compensation	275,826	708,367
Accrued expenses	319,319	390,211
Deferred revenue	157,143	157,143
Current maturities of debt	34,000	34,000
Current maturities of capital leases	37,611	40,263
Total current liabilities	1,602,665	1,837,564
Long-term liabilities:		
Deferred revenue	721,429	878,571
Long-term debt, less current maturities	68,000	102,000
Capital leases, less current maturities	103,814	164,806
Total long-term liabilities	893,243	1,145,377
Shareholders' equity:		
Common Stock, no par value:		
Authorized Shares — 20,000,000 Issued and outstanding shares; (5,441,131 — 2004; 5,424,700 — 2003)	41,940,700	41,857,144
Accumulated deficit	(22,979,077)	(23,725,890)
Unrealized gain (loss) on available-for-sale securities	(73,874)	10,473
Total shareholders' equity	18,887,749	18,141,727
Total liabilities and shareholders' equity	$21,383,657	$21,124,668

See accompanying notes.

ROCHESTER MEDICAL CORPORATION
STATEMENTS OF OPERATIONS

	Fiscal Years Ended September 30,		
	2004	2003	2002
Net sales	$15,011,419	$14,655,372	$11,075,496
Cost of sales	9,615,427	9,574,414	7,887,893
Gross profit	5,395,992	5,080,958	3,187,603
Operating expenses:			
Marketing and selling	2,175,665	2,225,376	2,196,426
Research and development	706,157	874,715	834,568
General and administrative	1,856,858	1,808,838	1,763,341
Total operating expenses	4,738,680	4,908,929	4,794,335
Income (loss) from operations	657,312	172,029	(1,606,732)
Other income (expense):			
Interest income, net	89,501	157,874	211,927
Net income (loss)	746,813	329,903	(1,394,805)
Net income (loss) per common share — basic	$ .14	$ .06	$ (.26)
Net income (loss) per common share — diluted	$ .13	$ .06	$ (.26)
Weighted average number of common shares outstanding — basic	5,434,338	5,379,954	5,328,531
Weighted average number of common shares outstanding — diluted	5,686,594	5,653,859	5,328,531

See accompanying notes.

ROCHESTER MEDICAL CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Deficit	Unrealized Gain (Loss) on Available-for-Sale Securities	Total
	Shares	Amount			
Balance at September 30, 2001	5,328,500	$41,249,003	$(22,660,988)	$(132,830)	$18,455,185
Net loss for the year	—	—	(1,394,805)	—	(1,394,805)
Unrealized gain on available-for-sale securities	—	—	—	79,426	79,426
Subtotal — comprehensive loss					(1,315,379)
Stock option exercise	750	4,125	—	—	4,125
Balance at September 30, 2002	5,329,250	41,253,128	(24,055,793)	(53,404)	17,143,931
Net income for the year	—	—	329,903	—	329,903
Unrealized gain on available-for-sale securities	—	—	—	63,877	63,877
Subtotal — comprehensive income	—	—	—	—	393,780
Stock option exercise	95,450	604,016	—	—	604,016
Balance at September 30, 2003	5,424,700	41,857,144	(23,725,890)	10,473	18,141,727
Net income for the year	—	—	746,813	—	746,813
Unrealized loss on available-for-sale securities	—	—	—	(84,347)	(84,347)
Subtotal — comprehensive income	—	—	—	—	662,466
Stock option exercise	16,431	83,556	—	—	83,556
Balance at September 30, 2004	5,441,131	$41,940,700	$(22,979,077)	$ (73,874)	$18,887,749

See accompanying notes.

ROCHESTER MEDICAL CORPORATION
STATEMENTS OF CASH FLOWS

	Fiscal Years Ended September 30,		
	2004	2003	2002
Operating Activities:			
Net income (loss)	$ 746,813	$ 329,903	$(1,394,805)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	1,238,694	1,206,666	1,245,962
Amortization	56,383	54,051	45,267
Deferred revenue	(157,142)	85,714	950,000
Changes in operating assets and liabilities:			
Accounts receivable	(176,878)	(548,868)	(406,105)
Inventories	(402,694)	35,312	(1,478,705)
Other current assets	(984)	(54,062)	(41,078)
Accounts payable	271,186	(126,354)	250,789
Other current liabilities	(503,433)	190,277	87,334
Net cash provided by (used in) operating activities	1,071,945	1,172,639	(741,340)
Investing Activities:			
Capital expenditures	(1,017,459)	(244,357)	(559,840)
Patents	(50,082)	(70,570)	(66,000)
Purchase of marketable securities	(3,474,519)	(4,093,145)	(1,121,195)
Sales and maturities of marketable securities	2,340,145	4,007,676	1,053,072
Net cash used in investing activities	(2,201,915)	(400,396)	(693,963)
Financing Activities:			
Payments on capital leases	(63,644)	(23,378)	—
Payments on long-term debt	(34,000)	—	—
Sale of Common Stock	83,556	604,016	4,125
Net cash provided by (used in) financing activities	(14,088)	580,638	4,125
Increase (decrease) in cash and cash equivalents	(1,144,058)	1,352,881	(1,431,178)
Cash and cash equivalents at beginning of year	1,764,499	411,618	1,842,796
Cash and cash equivalents at end of year	$ 620,441	$ 1,764,499	$ 411,618
Supplemental Cash Flow Information:			
Interest Paid	$ 22,903	$ 8,109	$ —
Non-Cash Investing and Financing Activities:			
Capital lease arrangements	$ —	$ 222,622	$ —
Land purchased with debt	—	136,000	—

See accompanying notes.

1. Business Activity

Rochester Medical Corporation (the "Company") develops, manufactures and markets a broad line of innovative, technologically enhanced latex-free urinary continence and urine drainage care products for the home care and acute/extended care markets. The Company currently manufactures and markets standard continence care products, including male external catheters, Foley catheters and intermittent catheters and innovative and technologically advanced products such as its *FemSoft Insert, Release-NF* catheter and antibacterial and hydrophilic intermittent catheters.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

Marketable Securities

Marketable securities are classified as available for sale and are carried at fair value, with unrealized gains or losses included as a separate component of shareholders' equity. At September 30, 2004 and 2003, the balance consists of corporate bonds with remaining contractual maturities of one month to twelve months. The amortized cost and estimated market value of available-for-sale securities are as follows:

	Amortized Cost	Unrealized Gain (Loss)	Estimated Market Value
September 30, 2004	$5,325,637	$(73,874)	$5,251,763
September 30, 2003	4,191,263	10,473	4,201,736

Concentration of Credit

The Company manufactures and sells its products to a full range of companies in the medical industry on a worldwide basis. There is a concentration of sales to larger medical wholesalers and distributors. Sales of products are recorded upon shipment when title transfers to customers. The Company performs periodic credit evaluations of its customers' financial condition. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 to 60 days. Credit losses relating to customers consistently have been within management expectations.

Inventories

Inventories, consisting of material, labor and manufacturing overhead, are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on estimated useful lives of 4-35 years computed using the straight-line method.

Patents

Capitalized costs include costs incurred in connection with making patent applications for the Company's products and are amortized on a straight-line basis over eight years. The Company periodically reviews its patents for impairment of value. Any adjustment from the analysis is charged to operations.

Research and Development Costs

Research and development costs are charged to operations as incurred. Research and development costs include clinical testing costs, certain salary and related expenses, other labor costs, materials and an allocation of certain overhead expenses.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment when title transfers to customers. Amounts received for upfront license fees under multiple-element supply and distribution arrangements are deferred and recognized over the period of supply, if such arrangements require the Company's on-going services or performance.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities. The Company records a valuation allowance to reduce the carrying value of its net deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

At September 30, 2004, the Company has three stock-based employee compensation plans, which are described more fully in Note 5. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per common share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year ended September 30,		
	2004	2003	2002
Net income (loss), as reported	$ 746,813	$ 329,903	$(1,394,805)
Deduct: total stock-based employee compensation expense under fair value method for all awards	(462,276)	(537,847)	(762,615)
Pro forma net income (loss)	$ 284,537	$(207,944)	$(2,157,420)
Net Income (loss) per common share:			
Basic — as reported	$ .14	$ .06	$ (.26)
Diluted — as reported	$ .13	$ .06	$ (.26)
Basic and diluted — pro forma	$ .05	$ (.04)	$ (.40)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Net Income (Loss) Per Share

Net income (loss) per common share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share." The Company's basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, increased to include dilutive potential common shares issuable upon the exercise of stock options that were outstanding during the period. For periods of net loss, diluted net loss per common share equals basic net loss per common share because common stock equivalents are not included in periods where there is a loss, as they are antidilutive. A reconciliation of the numerator and denominator in the basic and diluted net income (loss) per share calculation is as follows:

	Year ended September 30,		
	2004	2003	2002
Numerator:			
Net income (loss)	$ 746,813	$ 329,903	$(1,394,805)
Denominator:			
Denominator for basic net income (loss) per common share — weighted average shares outstanding	5,434,338	5,379,954	5,328,531
Effect of dilutive stock options	252,256	273,905	—
Denominator for diluted net income (loss) per common share — weighted average shares outstanding	5,686,594	5,653,859	5,328,531
Net income (loss) per common share — basic	$ 0.14	$ 0.06	$ (0.26)
Net income (loss) per common share — diluted	$ 0.13	$ 0.06	$ (0.26)

Employee stock options of 351,000 for the fiscal year ended September 30, 2004 and 355,500 for the fiscal year ended September 30, 2003 have been excluded from the diluted net income per common share calculations because their exercise prices were greater than the average market price of the Company's common stock. In addition, the effect of stock options for the fiscal year ended September 30, 2002 have been excluded from the diluted net loss per common share calculation because they are antidilutive.

In March 2004, the FASB issued an exposure draft, "Share-Based Payments, an Amendment of FASB Statements No. 123 and 95," which may eliminate the ability to account for share-based compensation transactions using APB No. 25 and require companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments. In Octobr 2004, the FASB delayed the effective date of this proposed pronouncement until fiscal or interim periods beginning after June 15, 2005. The Company will continue to monitor the rules and statements released by the FASB in regard to how it accounts for stock-based employee compensation.

3. Advertising Costs

The Company incurred advertising expenses of $165,000, $126,000 and $334,000 for the years ended September 30, 2004, 2003 and 2002, respectively. All advertising costs are charged to operations as incurred.

4. Inventories

Inventories are summarized as follows:

	September 30, 2004	September 30, 2003
Raw materials	$ 686,492	$ 614,763
Work-in-process	1,890,860	1,565,213
Finished goods	1,467,961	1,462,643
Reserve for inventory obsolescence	(100,000)	(100,000)
	$3,945,313	$3,542,619

5. Shareholders' Equity

Stock Options

In February 2001, the Company's shareholders approved the 2001 Stock Incentive Plan. Under the terms of the 2001 Stock Incentive Plan, 500,000 shares are authorized for issuance pursuant to grants of incentive stock options and non-qualified options. Per the terms of the 2001 Stock Incentive Plan, options may be granted with a term no longer than ten years. The vesting schedule and term for options granted under the 2001 Stock Incentive Plan is determined by the Compensation Committee of the Company's Board of Directors.

In August 1998, the 1991 Stock Option Plan was amended to increase by 300,000 shares the number of shares authorized for issuance to 1,000,000 shares. Under terms of the 1991 Plan, the Board of Directors may grant employee incentive stock options equal to fair market value of the Company's Common Stock or employee non-qualified options at a price which cannot be less than 85% of the fair market value. Per the terms of the 1991 Plan, as of April 20, 2001, no new stock options may be granted under the 1991 Plan.

The 1995 Non-Statutory Stock Option Plan authorizes the issuance of up to 50,000 shares of Common Stock. Per the terms of the 1995 Non-Statutory Stock Option Plan, no option may be granted with a term longer than ten years. The vesting schedule for options granted under the 1995 Non-Statutory Stock Option Plan is determined by the Compensation Committee of the Company's Board of Directors. In September 1995, Medical Advisory Board members were granted options to purchase 12,000 shares of the Company's Common Stock at an exercise price of $15.75 per share. In April 1999, one member of the Medical Advisory Board was granted options to purchase 6,000 shares of the Company's Common Stock at an exercise price of $10.125 per share.

Option activity is summarized as follows:

	Shares Reserved For Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balance as of September 30, 2001	477,000	960,000	$9.16
Options granted	(203,000)	203,000	4.44
Options exercised	—	(750)	5.50
Options canceled	127,250	(127,250)	8.49
1991 Plan — options canceled and not reissuable	(111,000)	—	—
Balance as of September 30, 2002	290,250	1,035,000	8.32
Options granted	(73,000)	73,000	8.36
Options exercised	—	(95,450)	6.33
Options canceled	47,250	(47,250)	8.18
1991 Plan — options canceled and not reissuable	(33,250)	—	—
Balance as of September 30, 2003	230,250	965,300	8.52
Options granted	(66,000)	66,000	9.25
Options exercised	—	(16,431)	5.09
Options canceled	2,250	(2,250)	8.25
1991 Plan — options canceled and not reissuable	—	—	—
Balance as of September 30, 2004	166,500	1,012,619	$8.62

The number of stock options exercisable at September 30, 2004, 2003 and 2002 was 775,869, 636,800 and 586,750 at a weighted average exercise price of $9.34, $10.08 and $10.59 per share, respectively.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income (loss) and income (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.42%, 3.10% and 3.50% for fiscal 2004, 2003 and 2002, respectively; volatility factor of the expected market price of the Company's common stock of .554, .561 and .569 for fiscal 2004, 2003 and 2002, respectively; a weighted average expected life of the option of 6.6 years, 6.6 years and 6.4 years for fiscal 2004, 2003 and 2002, respectively; and an expected dividend yield of 0%.

The weighted average fair value of options granted in 2004, 2003 and 2002 was $5.34, $4.97 and $2.58 per share, respectively. The exercise price of options outstanding at September 30, 2004 ranged from $4.33 to $20.00 per share as summarized in the following table:

Range of Exercise Prices	Number Outstanding at 9/30/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share — Total Options Outstanding	Number Exercisable at 9/30/04	Weighted Average Exercise Price Per Share — Options Exercisable
$ 4.33 — $5.00	333,619	6.7 years	$ 4.54	216,619	$ 4.59
5.01 — 10.00	382,000	6.7 years	7.59	264,500	7.42
10.01 — 15.00	187,000	2.8 years	13.44	184,750	13.48
15.01 — 20.00	110,000	2.5 years	16.37	110,000	16.37
	1,012,619	5.5 years	$ 8.62	775,869	$ 9.34

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

6. Income Taxes

Deferred income taxes are due to temporary differences between the carrying values of certain assets and liabilities for financial reporting and income tax purposes. Significant components of deferred income taxes are as follows:

	September 30, 2004	September 30, 2003
Deferred income tax assets:		
Net operating loss carryforwards	$ 8,698,000	$ 8,956,000
Research and development credit carryforwards	311,000	279,000
Allowance for doubtful accounts	27,000	26,000
Inventory reserves	37,000	37,000
Inventory capitalization	133,000	128,000
Accrued expenses	50,000	60,000
Deferred revenue	325,000	383,000
Total income tax deferred assets	9,581,000	9,869,000
Deferred income tax liability:		
Depreciation and amortization	462,000	520,000
Net deferred income tax assets	9,119,000	9,349,000
Valuation allowance	(9,119,000)	(9,349,000)
Net deferred income taxes	$ —	$ —

The Company records a valuation allowance to reduce the carrying value of its net deferred tax assets to the amount that is more likely than not to be realized. The Company will be subject to federal income taxes when operations become profitable. The Company's net operating loss carryforwards of approximately $23,508,000 can be carried forward to offset future taxable income, subject to the limitation of Internal

Revenue Code Section 382. The net operating loss carryforward will expire at different times beginning in 2005. The expiration by year for the upcoming five fiscal years and thereafter are as follows: 2005: $0; 2006: $0; 2007: $572,000; 2008: $892,000; 2009: $1,086,000; and thereafter: $21 million.

The reconciliation between the statutory federal income tax rate of 34% and the effective income tax rate for the years ended September 30 is as follows:

	2004	2003	2002
Statutory federal income tax rate	34%	34%	34%
Increase (decrease) in taxes resulting from:			
State taxes	3	3	3
Utilization of net operating loss carryforward	(36)	(21)	—
Change in valuation allowance	(1)	(16)	(37)
Effective income tax rate	0%	0%	0%

7. Related Party Transactions

The Chairman of the Board of one of the Company's significant customers, Mentor Corporation, is the brother of the Company's Chief Executive Officer and two other directors of the Company.

The brother-in-law of the CEO and President, the Vice President of Production Technologies and a member of the board of directors of the Company has performed legal services for the Company. During the years ended September 30, 2004, 2003 and 2002, the Company incurred legal fees and expenses of approximately $60,000, $19,000 and $39,000, respectively, to such counsel for services rendered in connection with litigation and for general legal services. Management believes the fees paid for the services rendered to the Company were on terms at least as favorable to the Company as could have been obtained from an unrelated party.

The Company contracts with Petersen Blacksmith Company for the fabrication of customized, proprietary manufacturing equipment used in the Company's automated production lines. During 2004, 2003 and 2002, the Company paid Petersen Blacksmith Company the sum of $101,000, $9,000 and $14,000, respectively. Michael Petersen, the proprietor of Petersen Blacksmith Company, is the brother-in-law of the former Vice President, Research and Development of the Company. Management believes that the terms of the agreement are at least as favorable to the Company as could have been obtained from an unrelated party.

8. Significant Customers

Significant customers, measured as a percentage of sales, are summarized as follows:

	September 30,		
	2004	2003	2002
Significant customers:			
Hollister	16	13	13
Mentor	13	14	15
Porges (a subsidiary of Mentor)	9	6	6
Mentor Medical (formerly Sims Portex, now a subsidiary of Mentor)	3	5	3
Total	41%	44%	44%

9. Employee Benefit Plan

The Company has a 401(k) plan covering employees meeting certain eligibility requirements. The Company currently does not match employee contributions.

10. Geographic Area Data

Sales related to customers in the United States, Europe and the rest of the world are as follows:

	September 30,		
	2004	2003	2002
United States	$ 7,990,527	$ 7,476,812	$ 6,150,095
Europe	4,769,601	4,631,470	2,983,730
Rest of world	2,251,291	2,547,090	1,941,671
Total	$15,011,419	$14,655,372	$11,075,496

Sales are attributed to countries based upon the address to which the Company ships products, as set forth on the customer's purchase order.

11. Long-Term Debt

In June 2003, the Company entered into an agreement with the City of Stewartville to purchase additional land. The purchase price of the property is $170,000 plus interest at 7%. The initial down payment was $34,000. The balance outstanding at September 30, 2004 was $102,000. Annual principal payments of $34,000 will be made, plus interest, for four years ending May 1, 2007.

12. Capital Leases

During 2003, the Company entered into commitments under two capital leases for the lease of packaging equipment and a trash compactor. These leases are payable in monthly installments through 2008. Future minimum lease payments under non-cancelable capital leases as of September 30, 2004 are as follows:

Fiscal Year	
2005	$ 44,615
2006	44,615
2007	44,615
2008	22,985
Total future minimum lease payments	156,830
Less amount representing interest	(15,405)
Present value of net minimum lease payments	141,425
Less current portion	(37,611)
Long-term capital lease obligation	$103,814

Assets under capital leases, as included in property, plant and equipment in the Company's balance sheets, are as follows:

	September 30, 2004	September 30, 2003
Packaging equipment	$194,024	$222,622
Less accumulated amortization	(26,563)	(4,085)
	$167,461	$218,537

Amortization of assets under capital leases is included in depreciation expense.

13. Line of Credit

The Company has a $1,000,000 line of credit with U.S. Bank National Association. The agreement calls for a variable interest rate that is equal to 1% plus the one-month LIBOR rate. The agreement runs through March 31, 2005. As of September 30, 2004, the Company had no amounts outstanding under this line of credit, and did not have any borrowings outstanding at any time during fiscal 2004.

14. Quarterly Results (Unaudited)

Summary data relating to the results of operations for each quarter of the years ended September 30, 2004 and 2003 follows (in thousands, except per share amounts):

	Three Months Ended			
	December 31	March 31	June 30	September 30
Fiscal year 2004:				
Net sales	$3,348	$3,811	$4,257	$3,594
Gross profit	1,195	1,345	1,605	1,251
Income from operations	51	119	358	130
Net income	64	139	387	157
Net income per common share — basic	$ .01	$ .03	$ .07	$ .03
Net income per common share — diluted	$ .01	$ .02	$ .07	$ .03
Fiscal year 2003:				
Net sales	$3,539	$3,718	$3,777	$3,621
Gross profit	1,199	1,344	1,252	1,286
Income from operations	19	99	49	5
Net income	61	142	86	41
Net income per common share — basic and diluted	$ .01	$ .03	$ .02	$ .01

ROCHESTER MEDICAL CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COL. A	COL. B	COL. C		COL. D	COL. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts — Describe	Deductions — Describe	Balance at End of Period
Year ended September 30, 2004:					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$ 69,948	$18,996	—	$15,499	$ 73,445
Allowance for inventory obsolescence	100,000	—	—	—	100,000
Allowance for inventory valuation	—	—	—	—	—
Year ended September 30, 2003:					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$ 64,629	$ 6,000	—	$ 681(1)	$ 69,948
Allowance for inventory obsolescence	100,000	—	—	—	100,000
Allowance for inventory valuation	61,439	—	—	61,439(2)	—
Year ended September 30, 2002:					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$ 60,498	$ 5,004	—	$ 873(1)	$ 64,629
Allowance for inventory obsolescence	100,000	—	—	—	100,000
Allowance for inventory valuation	131,490	—	—	70,051(2)	61,439

(1) Uncollectable accounts written off net of recoveries

(2) Valuation of inventory at lower of cost or market

Corporate Information 2004

Directors

Anthony J. Conway
Founder of the Company, Chairman of the Board, Chief Executive Officer, President, and Secretary

Darnell L. Boehm
Formerly Director and Chief Financial Officer and Secretary of Aetrium, Inc. Previously served as a Director of ALPNET, Inc. He is also the principal of Darnell L. Boehm & Associates

Peter R. Conway
Chief Executive Officer of Halcon Corporation

Roger R. Schnobrich
Formerly a partner in the law firm Hinshaw & Culbertson and prior to that a partner in the law firm Popham, Haik, Schnobrich & Kaufman Ltd. He is also the principal of Waynorth Ltd., which is a business consulting firm.

Benson Smith
Former President of C. R. Bard, Inc. He is currently an author and lecturer for the Gallup organization and is Chairman of the Board of the National Association for Continence and is on the Board of Directors of the Worldwide Fund for Mothers Injured in Childbirth

Executive Officers

Anthony J. Conway — *Chief Executive Officer and President*

Philip J. Conway — *Vice President, Production Technologies*

Martyn R. Sholtis —*Corporate Vice President*

David A. Jonas — *Chief Financial Officer and Treasurer*

Dara Lynn Horner — *Vice President, Marketing*

Corporate Headquarters

Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, Minnesota 55976

Contact

ph: 507.533.9600
fx: 507.533.9725
www.rocm.com

Independent Public Accountants

Ernst & Young LLP
1400 Pillsbury Center
200 South Sixth Street
Minneapolis, Minnesota 55402

Legal Counsel

Dorsey & Whitney LLP
50 South Sixth – Suite 1500
Minneapolis, Minnesota 55402-1498

Stock Transfer Agent & Registrar

Wells Fargo
P.O. Box 64854
Saint Paul, Minnesota 55164-0854
ph: 800.468.9716

Securities Information

The Company's shares are publicly traded on the NASDAQ Stock Market under the symbol ROCM. Following are the quarterly high and low closing prices of the Company's common stock as reported on the NASDAQ Stock (fiscal quarters).

FQ 2003	1st	2nd	3rd	4th
high	$8.70	11.00	12.3	11.84
low	$5.94	7.90	9.90	10.06
FQ 2004	1st	2nd	3rd	4th
high	$12.58	10.42	10.00	9.76
low	$8.85	9.13	7.64	7.90

Form 10-K Availability

Copies of the Company's Form 10-K for the 2004 Fiscal Year, filed with the Securities and Exchange Commission, are available to any shareholder at no charge upon request from:
Investor Relations
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, Minnesota 55976
ph: 507.533.9600 fx: 507.533.9725
www.rocm.com


Rochester
MEDICAL

One Rochester Medical Drive • Stewartville, MN 55976 USA • 507.533.9600 • 800.615.2364 • www.rocm.com